Butterfield Reports Fourth Quarter and Full Year 2025 Results
Fourth quarter 2025 highlights:
•Net income and core net income1 of $63.8 million, or $1.54 per share
•Return on average common equity of 22.7% and core return on average tangible common equity1 of 24.6%
•Net interest margin of 2.69%, cost of deposits of 1.37%
•Quarterly cash dividend of $0.50 per share for the quarter ended December 31, 2025
•Repurchases of 0.6 million shares at a total cost of $29.6 million
•New share repurchase authorization for up to 3.0 million common shares

Full year 2025 highlights:
•Net income of $231.9 million, or $5.47 per share, and core net income1 of $237.5 million, or $5.60 per share
•Return on average common equity of 21.7%, and core return on average tangible common equity1 of 24.2%
•Net interest margin of 2.69%, cost of deposits of 1.50%
•Active capital management with aggregate annual dividends of $1.88 per share in addition to repurchases of 3.5 million shares at a total cost of $146.7 million
•Meroe Park appointed as Independent Director

Hamilton, Bermuda - February 9, 2026: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended December 31, 2025.
Net income for the year ended December 31, 2025 was $231.9 million, or $5.47 per diluted common share, compared to $216.3 million, or $4.71 per diluted common share, for the year ended December 31, 2024. Core net income1 for the year ended December 31, 2025 was $237.5 million, or $5.60 per diluted common share, compared to $218.9 million, or $4.77 per diluted common share, for the year ended December 31, 2024.
The return on average common equity for the year ended December 31, 2025 was 21.7% compared to 21.4% for the year ended December 31, 2024. The core return on average tangible common equity1 for the year ended December 31, 2025 was 24.2%, compared to 24.0% for the year ended December 31, 2024. The efficiency ratio for the year ended December 31, 2025 was 59.4% compared with 60.4% for the year ended December 31, 2024. The core efficiency ratio1 for the year ended December 31, 2025 was 58.5% compared with 60.0% for the year ended December 31, 2024.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Throughout 2025 Butterfield delivered strong financial results supported by disciplined strategic execution. We achieved year-on-year net

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

income growth, with core net income per diluted share increasing 17.4% compared to 2024. Our relationship-focused banking and private trust businesses increased non-interest income, while net interest income benefited from lower deposit costs and higher yielding asset redeployment. Butterfield remained focused on expense management, while completing a number of value-added projects that have advanced our technology platform.
"Capital management remains integral to Butterfield’s strategy, with an increase in the quarterly dividend as well as share repurchases driving a combined payout ratio approaching 100% of net income for 2025. In addition, we remain focused on growth through private trust and bank acquisitions in order to achieve scale in island markets that we understand.
“On behalf of my fellow Directors, I am pleased to welcome Meroe Park back to Butterfield. Meroe brings over three decades of distinguished public service experience, including Deputy Secretary and Chief Operating Officer of the Smithsonian Institution and Executive Director and Chief Operating Officer at the Central Intelligence Agency, where she operated at the intersection of governance, operations, and public accountability. Meroe’s ability to navigate complexity and lead in demanding professional environments with diverse stakeholders, combined with her background in human resources, operations, technology, and cyber security will add meaningful depth to our Board deliberations.”
Net income for the fourth quarter of 2025 was $63.8 million, or $1.54 per diluted common share, compared to net income of $61.1 million, or $1.46 per diluted common share, for the previous quarter and $59.6 million, or $1.34 per diluted common share, for the fourth quarter of 2024. Core net income1 for the fourth quarter of 2025 was $63.8 million, or $1.54 per diluted common share, compared to $63.3 million, or $1.51 per diluted common share, for the previous quarter and $59.6 million, or $1.34 per diluted common share, for the fourth quarter of 2024.
The return on average common equity for the fourth quarter of 2025 was 22.7% compared to 22.5% for the previous quarter and 22.9% for the fourth quarter of 2024. The core return on average tangible common equity1 for the fourth quarter of 2025 was 24.6%, compared to 25.5% for the previous quarter and 25.2% for the fourth quarter of 2024. The efficiency ratio for the fourth quarter of 2025 was 57.2%, compared to 57.7% for the previous quarter and 58.2% for the fourth quarter of 2024. The core efficiency ratio1 for the fourth quarter of 2025 was 57.2% compared with 56.2% in the previous quarter and 58.2% for the fourth quarter of 2024.
Net income and core net income1 were up in the fourth quarter of 2025 versus the prior quarter, primarily due to higher non-interest income and lower provision for credit losses, which were partially offset by higher non-interest expenses.
Net interest income (“NII”) for the fourth quarter of 2025 was $92.6 million, relatively flat compared to $92.7 million in the previous quarter and $4.0 million higher compared to $88.6 million in the fourth quarter of 2024. NII was higher during the fourth quarter of 2025 compared to the fourth quarter of 2024 due to a lower cost of deposits as central banks have reduced market interest rates and investment yields have increased as assets were deployed into higher yielding available-for-sale investment securities, which were partially offset by lower loan and treasury yields.
Net interest margin (“NIM”) for the fourth quarter of 2025 was 2.69%, a decrease of 4 basis points from the previous quarter at 2.73% and compares favorably to 2.61% in the fourth quarter of 2024. NIM in the fourth quarter of 2025 decreased compared to the prior quarter due to lower treasury and loan yields as central banks cut market interest rates. NIM in the fourth quarter of 2025 increased compared to the fourth quarter of 2024 due to lower cost of deposits, which were partially offset by lower treasury and loan yields.
Non-interest income for the fourth quarter of 2025 was $66.3 million, an increase of $5.1 million from $61.2 million in the previous quarter and $3.0 million higher than $63.2 million in the fourth quarter of 2024. The increase in the fourth quarter of 2025 compared to the prior quarter was due to higher banking revenue due to seasonality, higher third party credit card volume incentives and higher trust revenue from new clients and fee increases. Non-interest income in the fourth quarter of 2025 was higher than the fourth quarter of 2024 due to higher trust revenue from new clients and fee increases and increased asset management fees from higher valuation, partially offset by lower banking revenue.
Non-interest expenses were $93.1 million in the fourth quarter of 2025, compared to $90.8 million in the previous quarter and $90.6 million in the fourth quarter of 2024. Core non-interest expenses1 of $93.1 million in the fourth quarter of 2025 were higher compared to the $88.5 million incurred in the previous quarter and the $90.6 million in the fourth quarter of 2024. Core non-interest expenses1 in the fourth quarter of 2025 were higher compared to the prior quarter due to increased professional and outside services costs, salaries and benefits, technology and communications, marketing and other non-interest expenses. Core non-interest expenses1 in the fourth quarter of

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

2025 were higher compared to the fourth quarter of 2024 due to salaries and benefits and professional and outside services cost.
Period end deposit balances remained relatively flat at $12.7 billion compared to December 31, 2024. Average deposits were $12.8 billion in the quarter ended December 31, 2025, which is slightly higher than the $12.6 billion in the prior quarter.
Tangible book value per share1 at the end of the fourth quarter of 2025 was $26.41 per share, higher than $25.06 per share at the end of the prior quarter and an increase over the $21.70 at December 31, 2024. The tangible book value per share1 continues to improve due to OCI burndown and retained earnings, net of dividends.
The Board declared a quarterly cash dividend rate of $0.50 per common share to be paid on March 9, 2026 to shareholders of record on February 23, 2026. During the fourth quarter of 2025, Butterfield repurchased 0.6 million common shares under the Bank's existing share repurchase program. On December 8, 2025, the Board approved a new share repurchase program to replace its expiring program, authorizing the purchase of up to 3.0 million common shares through to December 31, 2026. The new share repurchase authorization took effect on January 1, 2026.
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ("BMA"). Comparatives were prepared under the prior credit risk framework. The current total regulatory capital ratio as at December 31, 2025 was 27.8%, compared to 25.8% as at December 31, 2024. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.
About Meroe Park:
Meroe Park has served for the last six years as Deputy Secretary and Chief Operating Officer of the Smithsonian Institution, the largest museum and research complex in the world. At the Smithsonian, Ms. Park oversees the organization’s day-to-day operations, strategic planning and enterprise-wide initiatives across its museums, research centers and programs. Prior to the Smithsonian, Ms. Park had a distinguished career at the Central Intelligence Agency (CIA), serving 27 years in a series of increasingly senior leadership roles. She was Executive Director and Chief Operating Officer (the agency’s highest-ranking civil service position) and briefly served as Acting Director. During her tenure at the CIA she was twice awarded the Presidential Rank Award and was recognized with the CIA’s Distinguished Intelligence Medal for her leadership. Ms. Park is currently on the Board of Directors of Georgetown University and has also served as Executive Vice President of the Partnership for Public Service. She also previously served as a Non-Executive Director of Butterfield from 2017-2020. She holds a Bachelor of Science degree from Georgetown University’s School of Foreign Service.

ANALYSIS AND DISCUSSION OF FOURTH QUARTER AND YEAR-END RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Non-interest income	66.3	61.2	63.2	242.9	230.0
Net interest income before provision for credit losses	92.6	92.7	88.6	364.1	351.2
Total net revenue before provision for credit losses and other gains (losses)	158.9	153.9	151.9	607.0	581.2
Provision for credit (losses) recoveries	0.2	(0.6)	(0.3)	(0.2)	(1.7)
Total other gains (losses)	—	(0.1)	0.1	—	0.4
Total net revenue	159.1	153.3	151.7	606.8	579.9
Non-interest expenses	(93.1)	(90.8)	(90.6)	(368.8)	(359.1)
Total net income before taxes	66.0	62.5	61.1	238.0	220.8
Income tax benefit (expense)	(2.2)	(1.4)	(1.5)	(6.0)	(4.5)
Net income	63.8	61.1	59.6	231.9	216.3

Net earnings per share
Basic	1.58	1.50	1.37	5.61	4.80
Diluted	1.54	1.46	1.34	5.47	4.71

Per diluted share impact of other non-core items [1]	—	0.05	—	0.13	0.06
Core earnings per share on a fully diluted basis [1]	1.54	1.51	1.34	5.60	4.77

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	41,439	41,944	44,601	42,416	45,899

Key financial ratios
Return on common equity	22.7%	22.5%	22.9%	21.7%	21.4%
Core return on average tangible common equity [1]	24.6%	25.5%	25.2%	24.2%	24.0%
Return on average assets	1.8%	1.7%	1.7%	1.6%	1.6%
Net interest margin	2.69%	2.73%	2.61%	2.69%	2.64%
Core efficiency ratio [1]	57.2%	56.2%	58.2%	58.5%	60.0%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	December 31, 2025	December 31, 2024
Cash and cash equivalents	1,709	1,998
Securities purchased under agreements to resell	1,096	1,205
Short-term investments	757	580
Investments in securities	5,688	5,513
Loans, net of allowance for credit losses	4,382	4,474
Premises, equipment and computer software, net	159	154
Goodwill and intangibles, net	87	90
Accrued interest and other assets	217	218
Total assets	14,095	14,231

Total deposits	12,698	12,746
Long-term debt	—	99
Securities sold under agreements to repurchase	—	93
Accrued interest and other liabilities	255	273
Total liabilities	12,953	13,211
Common shareholders’ equity	1,142	1,021
Total shareholders' equity	1,142	1,021
Total liabilities and shareholders' equity	14,095	14,231

Key Balance Sheet Ratios:	December 31, 2025	December 31, 2024
Common equity tier 1 capital ratio [2]	27.6%	23.5%
Tier 1 capital ratio [2]	27.6%	23.5%
Total capital ratio [2]	27.8%	25.8%
Leverage ratio	7.6%	7.3%
Risk-Weighted Assets (in $ millions)	3,991	4,539
Risk-Weighted Assets / total assets	28.3%	31.9%
Tangible common equity ratio	7.5%	6.6%
Book value per common share (in $)	28.58	23.78
Tangible book value per share (in $)	26.41	21.70
Non-accrual loans/gross loans	2.1%	1.7%
Non-performing assets/total assets	0.8%	1.1%
Allowance for credit losses/total loans	0.6%	0.6%
(2)     Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

QUARTER ENDED DECEMBER 31, 2025 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2025

Net Income
Net income for the quarter ended December 31, 2025 was $63.8 million, up from $61.1 million in the prior quarter.
The change in net income during the quarter ended December 31, 2025 compared to the previous quarter is attributable to the following:
•$5.1 million increase in non-interest income driven by (i) $1.9 million increase in banking fees due to seasonal increases in card volumes and incentives programs; and (ii) $1.3 million increase in trust income from new clients and fee increases; (iii) $0.5 million increase in foreign exchange revenue driven by volume; and (iv) $0.5 million increase in asset management income from increased asset valuations;
•$0.7 million decrease in allowance for credit losses due to net charge-offs in the prior quarter;
•$2.3 million increase in non-interest expenses mainly due to (i) $1.4 million increase in professional and outside services for project work; (ii) $0.6 million increase in technology and communication costs driven by corporate travel expenses; (iii) $0.6 million increase in other non-interest expenses due to increased charitable donations; and (iv) $0.6 million increase in marketing expenses from event costs and sponsorship; partially offset by (v) $1.5 million decrease in salaries and other employee benefits due to senior management departures costs recognized in the prior quarter; and

•$0.7 million increase in income tax expenses mainly due to higher net income in the Channel Islands and UK segment.

Non-Core Items1
There were no non-core items for the fourth quarter of 2025.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

YEAR ENDED DECEMBER 31, 2025 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2024

Net Income
Net income for the year ended December 31, 2025 was $231.9 million, up $15.6 million from $216.3 million in the prior year.
The $15.6 million change in net income in the year ended December 31, 2025 was due principally to the following:
•$12.9 million increase in non-interest income driven by (i) $4.5 million increase in trust income earned from increased fees and new clients; (ii) $3.7 million increase in banking fees due to increased card services, wire fees and volume incentives; (iii) $2.9 million increase in asset management fees due to increases in asset valuations; and (iv) $1.3 million increase in foreign exchange revenue due to higher volumes;
•$12.9 million increase in net interest income before provision for credit losses primarily due to lower costs of deposit from central bank market interest rate cuts and higher investment yields as assets were deployed into higher yielding available-for-sale investment securities, which were partially offset by lower loan and treasury yields;
•$1.4 million decrease in provision for credit losses due to net releases during the year;
•$9.7 million increase in non-interest expenses, driven by higher staff-related costs from senior management departures, inflationary increases, group-wide voluntary early retirement and redundancy programs and higher incentive accruals. These were partially offset by lower technology and communications cost due to lower IT software maintenance expenses; and lower professional and outside services costs;
•$1.5 million increase in income tax expenses due to higher net income in the Channel Islands and UK segment.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $5.6 million in the year ended December 31, 2025 compared to expenses, net of gains, of $2.6 million in the prior year. Non-core items for the year relate mainly to costs recognized related to the group-wide voluntary early retirement and redundancy programs and costs associated with senior executive departures.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

6

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2025 COMPARED WITH DECEMBER 31, 2024
Total Assets
Total assets of the Bank were $14.1 billion at December 31, 2025, a decrease of $0.1 billion from December 31, 2024. The Bank maintained a highly liquid position at December 31, 2025, with $9.3 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 65.6% of total assets, compared with 65.3% at December 31, 2024.
Loans Receivable
The loan portfolio totaled $4.4 billion at December 31, 2025, relatively flat compared to the December 31, 2024 balance.
The allowance for credit losses at December 31, 2025 totaled $25.4 million, a slight decrease compared to $25.7 million at December 31, 2024.
The loan portfolio represented 31.1% of total assets at December 31, 2025 (December 31, 2024: 31.4%), while loans as a percentage of total deposits was 34.5% at December 31, 2025 (December 31, 2024: 35.1%). Both ratios remain relatively flat at December 31, 2025 compared to December 31, 2024.
As at December 31, 2025, the Bank had gross non-accrual loans of $91.3 million, representing 2.1% of total gross loans, an increase of $14.7 million from $76.7 million, or 1.7% of total loans, at December 31, 2024. The increase in non-accrual loans was driven by a residential mortgage facility in the Channel Islands and UK segment and partially offset by the settlement of a commercial real estate loan facility in Bermuda.
Investment in Securities
The investment portfolio was $5.7 billion at December 31, 2025, which was $0.2 billion higher than the December 31, 2024 balances. The increase is due to the deployment of assets into the available-for-sale investment portfolio.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.72% during the quarter ended December 31, 2025 compared with 2.67% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio is lower at $89.4 million, an improvement of $73.9 million compared with total net unrealized losses of $163.3 million at December 31, 2024.
Deposits
Average total deposit balances were $12.8 billion for the quarter ended December 31, 2025, while period end balances as at December 31, 2025 were $12.7 billion, both relatively flat compared to December 31, 2024 balances.

Average Balance Sheet2

	For the three months ended
	December 31, 2025			September 30, 2025			December 31, 2024
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,588.7	31.1	3.44	3,474.7	31.9	3.64	3,441.1	36.9	4.25
Investment in securities	5,686.1	39.0	2.72	5,526.0	37.2	2.67	5,457.3	34.5	2.51
Available-for-sale	2,657.1	21.9	3.27	2,430.1	19.8	3.24	2,173.0	15.8	2.89
Held-to-maturity	3,029.0	17.1	2.24	3,095.9	17.4	2.23	3,284.3	18.6	2.25
Loans	4,396.3	66.6	6.01	4,470.9	70.3	6.24	4,573.2	74.1	6.43
Commercial	1,188.6	18.3	6.11	1,226.6	20.3	6.57	1,321.9	21.2	6.36
Consumer	3,207.7	48.3	5.98	3,244.3	50.0	6.11	3,251.3	52.9	6.45
Interest earning assets	13,671.1	136.8	3.97	13,471.6	139.4	4.11	13,471.6	145.5	4.28
Other assets	444.9			445.4			429.8
Total assets	14,116.0			13,917.0			13,901.4
Liabilities
Deposits - interest bearing	10,125.1	(44.1)	(1.73)	10,017.1	(46.7)	(1.85)	9,943.7	(54.4)	(2.17)
Securities sold under agreements to repurchase	1.2	—	(4.53)	—	—	—	97.8	(1.1)	(4.27)
Long-term debt	—	—	—	—	—	—	98.7	(1.4)	(5.51)
Interest bearing liabilities	10,126.3	(44.2)	(1.73)	10,017.1	(46.7)	(1.85)	10,140.2	(56.8)	(2.22)
Non-interest bearing current accounts	2,645.9			2,616.7			2,509.5
Other liabilities	238.2			231.2			245.3
Total liabilities	13,010.3			12,865.0			12,895.0
Shareholders’ equity	1,105.6			1,052.0			1,006.4
Total liabilities and shareholders’ equity	14,116.0			13,917.0			13,901.4
Non-interest bearing funds net of non-interest earning assets (free balance)	3,544.8			3,454.5			3,331.5
Net interest margin		92.6	2.69		92.7	2.73		88.6	2.61
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $134.7 billion and $32.3 billion, respectively, at December 31, 2025, while assets under management were $6.9 billion at December 31, 2025. This compares with $131.3 billion, $30.5 billion and $6.0 billion, respectively, at December 31, 2024.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net income	63.8	61.1	59.6	231.9	216.3
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	2.2	—	5.5	1.5
Tax compliance review costs	—	—	—	—	0.3
Restructuring charges and related professional service fees	—	—	—	—	0.8
Total non-core expenses	—	2.2	—	5.6	2.6
Total non-core items	—	2.2	—	5.6	2.6
Core net income	63.8	63.3	59.6	237.5	218.9

Average common equity	1,117.3	1,076.2	1,030.0	1,071.3	1,006.2
Less: average goodwill and intangible assets	(87.2)	(90.0)	(92.9)	(89.2)	(95.1)
Average tangible common equity	1,030.1	986.2	937.2	982.1	911.1
Core earnings per share fully diluted	1.54	1.51	1.34	5.60	4.77
Return on common equity	22.7%	22.5%	22.9%	21.7%	21.4%
Core return on average tangible common equity	24.6%	25.5%	25.2%	24.2%	24.0%

Shareholders' equity	1,141.9	1,106.0	1,020.8	1,141.9	1,020.8
Less: goodwill and intangible assets	(86.8)	(88.8)	(89.6)	(86.8)	(89.6)
Tangible common equity	1,055.1	1,017.1	931.2	1,055.1	931.2
Basic participating shares outstanding (in millions)	39.9	40.6	42.9	39.9	42.9
Tangible book value per common share	26.41	25.06	21.70	26.41	21.70

Non-interest expenses	93.1	90.8	90.6	368.8	359.1
Less: non-core expenses	—	(2.2)	—	(5.6)	(2.6)
Less: amortization of intangibles	(2.2)	(2.0)	(2.2)	(8.0)	(8.0)
Core non-interest expenses before amortization of intangibles	90.9	86.6	88.4	355.3	348.5
Core revenue before other gains and losses and provision for credit losses	158.9	153.9	151.9	607.0	581.2
Core efficiency ratio	57.2%	56.2%	58.2%	58.5%	60.0%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday February 10, 2026 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases, our growth and our fee/income ratio and involve known and unknown risks, uncertainties and other factors, which may be beyond our control. These risks and uncertainties may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.
Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com